

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Bian Fan
Chief Executive Officer
DT Cloud Star Acquisition Corporation
175 Pearl Street, Floors 1 through 3
Brooklyn, NY 11201

> **Re: DT Cloud Star Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed April 29, 2024**
> **File No. 333-278982**

Dear Bian Fan:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover page

1. We note the disclosure on the cover page that you may pursue or consummate an initial business combination with a company located or doing business in the PRC, in which event you will be subject to risks in connection with the interpretation and the application of the PRC laws and regulations. Please revise the cover page and throughout the prospectus to also disclose that you currently face these legal and operational risks and uncertainties, even without a business combination with a company located or doing business in the PRC, because your sponsor and substantially all of your executive officers and directors have ties to, and are based in, the PRC. Your disclosure should make clear whether these risks could result in a material change in your operations, including your search for a target business, and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions

by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Revise throughout the prospectus, including the summary of risk factors and the risk factors sections.

2.   On the cover page, please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.

Summary

Effecting a Business Combination, page 10

3.   We note that public shareholders may convert their shares at a meeting seeking shareholder approval of initial business combination, regardless of whether they vote for or against the proposed business combination. Please clarify, here and on page 22, whether they will have this opportunity if they abstain from voting.

Risks associated with our business, page 26

4.   We note your disclosure that you may extend the time to complete a business combination by "up to 12 months." However, you state on page 33 that you may extend the time to complete a business combination by "up to nine months." Please reconcile.

Risk Factors, page 32

5.   Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
- liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code;
- extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates; and
- de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

<u>If we were deemed to be an investment company under the Investment Company Act, we may . . ., page 47</u>

6.   Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

<u>Proposed Business, page 95</u>

7.   Please revise to disclose in the introduction to your Business section that the location of the sponsor and having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

<u>Management</u>
<u>Conflicts of Interest, page 118</u>

8.   For each of the SPACs listed in this section, please disclose the status of its business combination plan. Please disclose any affiliation between DT Cloud Acquisition Corporation and DT Cloud Star Acquisition Corporation and whether any potential business combination opportunities will first be presented to DT Cloud Acquisition Corporation.

<u>General</u>

9.   We note your disclosure that you may be subject to registration with the CSRC following this offering pursuant to the Trial Measures. Thus, it appears that you may be requesting effectiveness of your Form S-1 registration statement before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dan Ouyang, Esq.